UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SP Plus Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

78469C103

(CUSIP Number)

Jason Carri

P2 Capital Partners, LLC

590 Madison Avenue

25th Floor

New York, NY 10022

(212) 508-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

October 1, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78469C103	13D

1	Name of Reporting Person P2 Capital Partners, LLC I.R.S. Identification No. of Above Person (Entities Only). 20-2436330

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (2e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,229,232

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,229,232

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,229,232

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 78469C103	13D

1	Name of Reporting Person. P2 Capital Master Fund I, L.P. I.R.S. Identification No. of Above Person (Entities Only). 98-0515452

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 602,457

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 602,457

11	Aggregate Amount Beneficially Owned by Each Reporting Person 602,457

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.6%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 78469C103	13D

1	Name of Reporting Person. P2 Capital Master Fund VI, L.P. I.R.S. Identification No. of Above Person (Entities Only). 27-2915390

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 546,931

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 546,931

11	Aggregate Amount Beneficially Owned by Each Reporting Person 546,931

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 2.4%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 78469C103	13D

1	Name of Reporting Person. P2 Capital Master Fund XII, L.P. I.R.S. Identification No. of Above Person (Entities Only). 81-3876089

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 79,844

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 79,844

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,844

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 78469C103	13D

1	Name of Reporting Person. Claus Moller I.R.S. Identification No. of Above Person (Entities Only).

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,229,232

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,229,232

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,229,232

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 5.4%

14	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, $0.001 par value per share (the “Shares”) of SP Plus Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 200 E. Randolph Street, Suite 7700, Chicago, Illinois 60601-7702.

Item 2.  Identity and Background

This statement is being filed by and on behalf of P2 Capital Master Fund I, L.P., a Cayman Islands exempted limited partnership (“Master Fund I”), P2 Capital Master Fund VI, L.P., a Delaware limited partnership (“Master Fund VI”), P2 Capital Master Fund XII, L.P., a Delaware limited partnership (“Master Fund XII” and, together with Master Fund I and Master Fund VI, the “Funds”), P2 Capital Partners, LLC, a Delaware limited liability company (the “Manager”) and Claus Moller, a citizen of Denmark (all the preceding persons are the “Reporting Persons”).

The address of the principal office of each of the above Reporting Persons is 590 Madison Avenue, 25th Floor, New York, NY  10022.

The Funds are principally involved in the business of investing in securities.  The Manager is principally involved in the business of providing investment advisory and investment management services to the Funds and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of the Funds.  Mr. Moller is the managing member of the Manager.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds for the purchases of the Shares reported on herein was cash on hand and the general working capital of the respective purchasers, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

As of October 10, 2019, Master Fund I had invested $19,130,717 (excluding brokerage commissions) in the Shares of the Issuer, Master Fund VI had invested $17,756,191 (excluding brokerage commissions) in the Shares of the Issuer, and Master Fund XII had invested $2,316,112 (excluding brokerage commissions) in the Shares of the Issuer.

Item 4.  Purpose of Transaction

The Reporting Persons acquired their beneficial ownership of the Shares in order to obtain a significant equity position in the Issuer.  Consistent with their investment purpose, the Reporting Persons have had or may in the future have discussions with management, members of the board of directors and other shareholders and may make suggestions and give advice to the Issuer regarding measures and changes that would maximize shareholder value.  Such discussions and advice may concern the Issuer’s operations, capital structure, strategic and extraordinary transactions, management and governance and other matters that the Reporting Persons deem relevant to their investment in the Issuer.

The Reporting Persons may at any time acquire additional Shares (or other securities) of the Issuer or dispose of any or all of their Shares or other securities in the open market or otherwise or engage in any hedging or similar transactions with respect to such Shares (or other securities), depending upon their ongoing evaluation of their investment in such Shares (or other securities), prevailing market conditions, other investment opportunities and/or other investment considerations.

Except as otherwise set forth above in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

(a), (b):  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference.  As of the close of business on October 10, 2019, Master Fund I beneficially owned an aggregate of 602,457 Shares, representing approximately 2.6% of the outstanding Shares, Master Fund VI beneficially owned an aggregate of 546,931 Shares, representing approximately 2.4% of the outstanding Shares, and Master Fund XII beneficially owned an aggregate of 79,844 Shares, representing approximately 0.3% of the outstanding Shares.  As of the close of business on October 10, 2019, each of the Manager and Mr. Moller may be deemed to beneficially own 1,229,232 Shares, in the aggregate, which represented approximately 5.4% of the outstanding Shares.  All percentages set forth in this paragraph are based on 22,948,766 Shares of Common Stock, $0.001 par value per share outstanding (as of July 31, 2019), which number of Shares is based upon the number of shares of Common Stock, $0.001 par value per share reported as outstanding at July 31, 2019 in the Issuer’s Report on Form 10-Q filed on August 1, 2019 for the quarter ended June 30, 2019.

Each of the Funds is the direct owner of the Shares reported owned by it.  For purposes of disclosing the number of Shares beneficially owned by each of the Reporting Persons, the Manager, as investment manager of the Funds, and Mr. Moller, as managing member of the Manager, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all Shares that are owned beneficially and directly by the Funds.  Each of the Manager and Mr. Moller disclaims beneficial ownership of such Shares for all other purposes.  Master Fund I, Master Fund VI and Master Fund XII each disclaim beneficial ownership of the Shares held directly by the others.

(c) Except as set forth above or in Schedule I, no Reporting Person has effected any transaction in the Shares during the 60 days preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings, and Relationships with Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Shares.

Item 7.  Material to be Filed as Exhibits.

Exhibit 99.1: Joint Filing Agreement, dated October 11, 2019 among P2 Capital Master Fund I, L.P., P2 Capital Master Fund VI, L.P., P2 Capital Master Fund XII, L.P., P2 Capital Partners, LLC and Claus Moller.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2019

P2 CAPITAL MASTER FUND I, L.P.				P2 CAPITAL MASTER FUND VI, L.P.

By:	P2 Capital Partners, LLC,			By:	P2 Capital Partners, LLC,
	as Investment Manager				as Investment Manager

	By:	s/Claus Moller			By:	s/Claus Moller
		Name:	Claus Moller			Name:	Claus Moller
		Title:	Managing Member			Title:	Managing Member

P2 CAPITAL MASTER FUND XII, L.P.				P2 CAPITAL PARTNERS, LLC

By:	P2 Capital Partners, LLC,
	as Investment Manager			By:		s/Claus Moller
						Name:	Claus Moller
	By:	s/Claus Moller				Title:	Managing Member
		Name:	Claus Moller
		Title:	Managing Member

CLAUS MOLLER

s/Claus Moller

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement, dated October 11, 2019, among P2 Capital Master Fund I, L.P., P2 Capital Master Fund VI, L.P., P2 Capital Master Fund XII, L.P., P2 Capital Partners, LLC and Claus Moller